June 28, 2007

Via: Facsimile and EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attention:	Ms. Carmen Moncada-Terry

Re:	Request for Acceleration – Little Squaw Gold Mining Company
Post-Effective Amendment to Registration Statement on Form SB-2
(SEC File No. 333-140899)

Ladies and Gentlemen:

On behalf of Little Squaw Gold Mining Company, we hereby respectfully request that the Commission accelerate the effectiveness of the above-referenced Post-Effective Amendment to the Registration Statement on Form SB-2 (File No. 333-140899), and permit said amended Registration Statement to become effective at 4:00 p.m. (EST) on June 28, 2007, or as soon thereafter as practicable. Pursuant to Rule 429 of the Securities Act of 1933, as amended, the amended Registration Statement also serves as a Post-Effective Amendment to the Registration Statement on Form SB-2 (File No. 333-140899).

Little Squaw Gold Mining Company hereby acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact the undersigned with any questions with respect to this request.

Very truly yours,

/s/ Jason K. Brenkert
_________________________
Jason K. Brenkert, Esq.
Dorsey & Whitney LLP